July 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:              Suzanne Hayes

Joshua Samples

Lilyanna Peyser

Sharon Blume

Sasha Parikh

Re:          Gemphire Therapeutics Inc.

Registration Statement on Form S-1

File No. 333-210815

Ladies and Gentlemen:

Effective immediately, the undersigned withdraws the request for acceleration sent to your office via EDGAR on June 20, 2016, which requested that the Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 p.m. Eastern Time on June 22, 2016 or as soon as practicable thereafter.

[signature page follows]

Sincerely,

GEMPHIRE THERAPEUTICS INC.

/s/ MINA SOOCH

Mina Sooch
President, Chief Executive Officer and Treasurer

cc:           Phillip D. Torrence, Honigman Miller Schwartz and Cohn LLP

Meredith Ervine, Honigman Miller Schwartz and Cohn LLP

Gabrielle L. Sims, Honigman Miller Schwartz and Cohn LLP

Divakar Gupta, Cooley LLP

Charles S. Kim, Cooley LLP

Siana E. Lowrey, Cooley LLP